     ADVANCED PROTEOME THERAPEUTICS CORPORATION

Corporate Governance Policies and Procedures Manual (the “Manual”)

Adopted effective November 27, 2007

TABLE OF CONTENTS

CORPORATE GOVERNANCE OVERVIEW AND GUIDELINES	2

1.	INTRODUCTION	2
2.	DIRECTOR RESPONSIBILITIES	2
3.	DIRECTOR QUALIFICATION S TANDARDS	3
4.	BOARD MEETINGS	4
5.	BOARD COMMITTEES	5
6.	DIRECTOR ’S ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS	5
7.	DIRECTOR COMPENSATION	6
8.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION	6
9.	MANAGEMENT EVALUATION AND SUCCESSION AND EXECUTIVE COMPENSATION	6
10.	CODE OF ETHICS	7
11.	BOARD INTERACTION WITH SHAREHOLDERS, INSTITUTIONAL INVESTORS, THE PRESS,
	CUSTOMERS, ETC.	7
12.	PERIODIC REVIEW OF THE CORPORATE GOVERNANCE GUIDELINES	7

APPENDIX 1 AUDIT COMMITTEE CHARTER	10

CORPORATE GOVERNANCE OVERVIEW AND GUIDELINES

1. Introduction

The Board of Directors of Advanced Proteome Therapeutics Corporation (the “Company”) has adopted these Corporate Governance Guidelines to assist the Board in the exercise of its duties and responsibilities. The Guidelines are to be applied in a manner consistent with applicable laws and the Company’s incorporating documents. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with the duties and responsibilities owed to the Company and its shareholders.

2. Director Responsibilities

Oversee Management of the Company. The principal responsibilities of the directors are to oversee the management of the Company and, in so doing, serve the best interests of the Company on behalf of its shareholders. These responsibilities require that the directors attend to the following:

  review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

  evaluate the performance of the Company, including the appropriate use of corporate resources;

  evaluate the performance of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

  implement senior management succession plans;

  evaluate the Company’s compensation programs;

  establish a corporate environment that promotes timely and effective disclosure (including appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

  evaluate the Company’s systems to identify and manage the risks faced by the Company;

  review and decide upon material transactions and commitments;

  develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities;

  provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and

  evaluate the overall effectiveness of the Board and its committees.

Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, when appropriate, the directors normally are entitled to rely on the Company’s senior executives and its outside advisors, auditors and legal counsel but also should consider second opinions where circumstances warrant.

Understand the Company and its Business. Directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company. Directors should also provide for periodic reviews of the integrity of the Company’s internal controls and management information systems.

Protect Confidentiality and Proprietary Information. Directors are responsible for establishing policies that are intended to protect the Company’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board of Directors must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

Board, Committee and Shareholder Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities. Directors who reside in or near the city where the Company holds a shareholders’ meeting are expected to make a reasonable effort to attend such meeting.

Indemnification. The directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3. Director Qualification Standards

Independence. The Board will ensure it has at all times at least the minimum number of the members of the Board who meet applicable standards of director independence. For members of the Audit Committee, director independence is to be determined in accordance with those legal and stock exchange independence standards applicable to the Company’s Audit Committee. Those standards are appended to the Audit Committee Charter. For other purposes, the Board will, from time to time, establish independence standards that (i) comply with applicable legal and stock exchange requirements and (ii) are designed to ensure that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Size and Skills of Board. The Board believes that a Board comprised of 5 to 7 members is an appropriate size given the Company’s present circumstances. The Board also believes that three of the directors should be independent under the standards currently in effect, of which at least three members must also meet the standards applicable to the Audit Committee. The Board will also consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director.

Other Directorships. The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, providing they do not reduce a director’s effectiveness or result in a continuing conflict of interest. However, the Board should take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors and in making its recommendations.

Tenure. The Board does not believe it should establish director term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Board will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where the Board makes a determination in that regard.

Offices of Chairman and CEO. The Board will select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. In circumstances where the Board determines to appoint an executive of the Company as Chairman of the Board, the Board will separately appoint an independent director to serve in the capacity as “lead director”, as that role is contemplated by National Policy 58-201.

Selection of New Director Candidates. Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Board will be responsible for identifying individuals qualified to become Board members, consistent with criteria approved by the Board.

Extending the Invitation to a New Director Candidate to Join the Board. An invitation to join the Board will be extended by the Chairman of the Board when authorized by the Board.

4. Board Meetings

Selection of Agenda Items. The Chairman of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter (emergencies excepted).

Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings, however, the ultimate power in this regard rests with the plenary Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

Advance Distribution of Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting (with a goal of 7 days) and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

5. Board Committees

Key Committees. The Board will at all times have an Audit Committee. Such committee will have a charter that has been approved by the Board. The charter currently in effect is appended hereto as Appendix 1. The Board may, from time to time, establish or maintain additional committees or subcommittees as it deems necessary.

Committee Charters. The charters of the Audit Committee will set forth the purposes, goals and responsibilities of the committee. The Board will, from time to time as it deems appropriate, but at least annually, review and reassess the adequacy of each charter and make appropriate changes. Each charter must address those matters required by applicable laws and stock exchange rules.

Assignment of Committee Members. The Audit Committee must meet the independence standards applicable to the Audit Committee. The Audit Committee will have a minimum of three directors. Other committees shall have at least one member or the minimum number of members required by applicable law and the Company’s incorporating documents.

Selection of Agenda Items. Each committee chairman, in consultation with the committee members, will develop the committee’s agenda.

Frequency of Committee Meetings. The chairman of each committee, in consultation with the committee members, will determine the frequency of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called by any member from time to time as required to address the needs of the Company’s business and fulfill the responsibilities of the committees.

6. Director’s Access to Management and Independent Advisors

Access to Officers and Employees. All directors have at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate should normally be arranged though the CEO or the CFO. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform the CEO of any communication between a director and an officer or employee of the Company.

Access to Independent Advisors. The Board and each committee shall have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company, subject to the availability of funds. Such independent advisors may be the regular advisors to the Company. The

Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the appropriate compensation of such advisors as established by the Board or any such committee.

7. Director Compensation

Role of Board. The form and amount of director compensation will be approved by the Board in accordance with the general principles set forth herein.

Form of Compensation. The Board believes that directors should be provided with incentives to focus on long-term shareholder value. The Board believes that including equity options as part of director compensation helps align the interest of directors with those of the Company’s shareholders.

Amount of Compensation. The Company seeks to attract exceptional talent to its Board. Therefore, the Company’s policy is to compensate directors competitively relative to comparable companies. The Company’s management will, from time to time, present a report to the Board comparing the Company’s director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairmen of the committees, if not members of management, to receive additional compensation for their additional duties in these positions. Directors who are also employees of the Company may receive additional compensation for Board or committee service if they are not already compensated at full industry rates in their capacities as employees.

Director Stock Ownership. The Board believes that each director should acquire and hold shares of Company stock in an amount that is meaningful to shareholders and appropriate to each such director.

8. Director Orientation and Continuing Education

The Board meets with new members to provide orientation and encourages its members to attend applicable courses and seminars.

9. Management Evaluation and Succession and Executive Compensation

Selection of CEO. The Board selects the Company’s CEO in the manner that it determines to be in the best interests of the Company. The Board, together with the CEO, will develop a clear position description for the CEO. The board, in conjunction with the CEO, will also develop the corporate goals and objectives that the CEO is responsible for meeting.

Evaluation of Senior Management. The Board will be responsible for overseeing the evaluation of the CEO. The Board will determine the nature and frequency of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the performance of the CEO. The Board will review the assessment to ensure that the CEO is providing the best leadership for the Company over the long- and short-term. The Board will also consider the recommendations of the CEO with regards to the compensation of the other members of senior management.

Succession of Senior Management. The Board will be responsible for overseeing an annual evaluation of senior management succession planning.

Expectations of Senior Management. The Board will establish, and review on an annual basis, its expectations for senior management generally.

Executive Compensation. Compensation of the CEO must be determined by the Board. The CEO must not be present during voting or deliberations. Compensation for all other members of senior management must be determined by the Board.

10. Code of Ethics

The Board of Directors will adopt and maintain a Code of Ethics which will apply to the employees, officers and directors of the Company. The Code of Ethics will be in accordance with the guidelines set forth in section 3.8 of National Policy 58-201 and other applicable laws and regulations.

11. Board Interaction with Shareholders, Institutional Investors, the Press, Customers, etc.

The Board believes that the CEO and his or her designees should normally speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company’s senior executives.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board monitors communications from shareholders and other interested parties, and will provide copies or summaries of such communications to the other directors as he or she considers appropriate.

12. Periodic Review of the Corporate Governance Guidelines

The Board will, from time to time, review and reassess the adequacy of these Guidelines and consider any proposed changes.

APPENDIX 1

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(the “Company”)

AUDIT COMMITTEE CHARTER

1.	Mandate

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company’s business, operations and risks.

2.	Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1	Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2	Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3.	Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

4.	Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors; and

(e)	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2	Non-Audit Services

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b)	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Non-Audit Services

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e)	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public. Interim Financial Statements

(f)	review and approve the interim financial statements prior to their release to the public; and

(g)	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h)	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4	Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a)

The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre- approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the audit committee is informed of each non-audit service; and

(iii)	the procedures do not include delegation of the audit committee's responsibilities to management.

4.5	Other Responsibilities

The audit committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Charter and receive approval of changes to this Charter from the Board.

4.6	Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.	Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties, subject to the availability of funds;

(b)	set and pay the compensation for any advisors employed by the audit committee; and

(c)	communicate directly with the internal and external auditors.

6.	Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1	Internal Control

(a)	evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)	focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan forprocessing financial information in the event of an IT systems breakdown; and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2	Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)	understand industry best practices and the Company’s adoption of them.

Annual Financial Statements

(d)

review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

(e)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f)

focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g)	consider management’s handling of proposed audit adjustments identified by the external auditors; and

(h)	ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i)	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)	changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the company’s operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Company’s financial and operating controls are functioning effectively;

(vii)	the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii)	the interim financial statements contain adequate and appropriate disclosures.

6.3	Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4	Other Responsibilities

review, with the company’s counsel, any legal matters that could have a significant impact on the company’s financial statements.